EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

Peachtree Alternative Strategies Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid(1)	$28,125,186.15	$138.10	$3,884.09
Fees Previously Paid	-		-
Total Transaction Valuation
Total Fees Due for Filing	$28,125,186.15		$3,884.09
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$3,884.09

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $3,884.09 is being paid in connection with the filing of the Schedule TO-I by Peachtree Alternative Strategies Fund (File No. 005-89754) on July 15, 2026.